EXHIBIT 99.1

Electra Welcomes U.S. Black Mass Export Rule and Highlights Need for U.S. Refining Capacity

TORONTO, Aug. 06, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today welcomed the publication by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) of a temporary final rule restricting exports of battery black mass. Black mass is shredded lithium-ion battery material containing recoverable critical minerals, including lithium, nickel, cobalt, manganese and graphite.

The rule requires that black mass produced domestically be sold to buyers located in the United States, with the material remaining in the country unless BIS grants an adjustment or exception. The new restrictions were issued under Section 101 of the Defense Production Act following the July 30, 2026 Presidential Determination on Recoverable Critical Minerals and Materials. The rule is scheduled to remain in effect for one year, unless adjusted or extended.

This policy development directly supports Electra’s strategy to develop U.S. refining capacity for nickel and recycled battery materials. The United States has built collection and shredding capacity faster than downstream hydrometallurgical refining capacity required to recover the critical minerals from black mass. Existing offshore refiners compete aggressively for U.S. black mass, making it difficult for emerging U.S. refiners to secure the feedstock volumes needed to finance and scale new domestic capacity. By keeping recycled critical minerals in America, domestic refiners gain improved feedstock visibility and availability, which provides the volume required to support scale-up. Export restrictions also reduces the ability of foreign processors to benefit from entrenched scale and non-market pricing practices to crowd out emerging U.S. refiners.

“The United States has built the front half of the battery recycling processing infrastructure faster than the back half,” said Trent Mell, CEO of Electra. “This rule begins to correct that imbalance and could create the market conditions needed to crowd in private capital for U.S. refining. Electra is positioned to help build the missing back half.

“Retaining feedstock is the first step. Financing and building the refining capacity to process it is the necessary second step. A durable framework and capital support will be required to finance and construct the necessary facilities. Building that capacity is a matter of national security.”

Electra’s ongoing engineering work for a potential battery-grade nickel refinery in the southeastern United States is focused on processing globally sourced mixed hydroxide precipitate (“MHP”) and mixed sulfide precipitate (“MSP”), supplemented over time by growing supplies from U.S. battery recycling and mining operations. Improved access to U.S. generated black mass could strengthen the strategic and economic case for the proposed refinery and supplement its planned feed base.

Black mass from nickel-rich NMC and NCA batteries represents an attractive source of nickel and cobalt for hydrometallurgical refining. Electra has demonstrated high recovery rates of lithium, nickel and cobalt from black mass at plant scale at its hydrometallurgical refinery complex north of Toronto, and earlier engineering work evaluated black mass in combination with MHP and other nickel-bearing feedstocks.

Electra recognizes that temporary exemptions will be necessary while U.S. refining capacity is developed. Any temporary export exemptions should be narrow, time-limited and structured to accelerate investment in U.S. refining capacity rather than perpetuate dependence on offshore processing.

The Company intends to participate in the rule’s 90-day public comment process and engage with U.S. policymakers on measures that pair feedstock retention with a durable policy framework and capital support for domestic refining.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduces reliance on foreign supply chains. In addition to the refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements, including statements regarding the anticipated effects of the BIS rule and any adjustments or exceptions; the prospective availability, composition and pricing of U.S.-generated black mass; the potential for the rule to support investment in U.S. refining capacity; the strategic and economic case for Electra’s proposed U.S. nickel refinery; contemplated MHP, MSP and black mass feedstocks; the results and timing of engineering studies; the availability and timing of government or other financial support; and the Company’s participation in the BIS public comment process. Generally, forward-looking statements can be identified by terminology such as “plans,” “expects,” “estimates,” “intends,” “anticipates,” “believes,” “may,” “could,” “would,” “might,” “occur” or “be achieved,” or similar expressions, and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those expressed or implied, including changes to the BIS rule or its implementation; the scope and availability of adjustments or exceptions; changes in government policy; the availability and pricing of black mass, MHP, MSP and other inputs; the results of engineering and commercial studies; the availability of financing, government support, permits, equipment and supply-chain partners; commodity prices; market conditions; and the other risks described in the Company’s management discussion and analysis and disclosures filed on SEDAR+ and EDGAR. Although the Company believes the assumptions underlying the forward-looking statements are reasonable, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date of this news release, and no assurance can be given that the anticipated events will occur within the disclosed time frames or at all. Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise.